                                                      --------------------------
                                                             OMB APPROVAL
--------------------------                            --------------------------
                                                      OMB Number: 3235-0287
          Form 4                                      --------------------------
                                                      Expires: January 31, 2005
--------------------------                            --------------------------
                                                      Estimated average burden
                                                      hours per response...0.5
                                                      --------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/X/ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

1. Name and Address of Reporting Person*

    Blutt    Mitchell      J.

   (Last)    (First)    (Middle)

   c/o J.P. Morgan Partners, LLC
   1221 Avenue of the Americas -- 40th Floor
   (Street)

   New York    New York    10020

   (City)      (State)     (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Fisher Scientific International, Inc. ("FSH")

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Statement for Month/Year

   January 22, 2003

5. If Amendment, Date of Original (Month/Day/Year)



6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   / / Director                            / / 10% Owner
   / / Officer (give title below)          /X/ Other (specify below)

                       Former Director
                 -----------------------------

7. Individual or Joint/Group Reporting (Check Applicable Line)

   / / Form filed by One Reporting Person
   /X/ Form filed by More than One Reporting Person


                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                                        5. Amount
                                                                                                           of Secu-
                                                                                                           rities
                                                                                                           Bene-
                                                                                                           ficially
                                           2A. Deemed                    4. Securities Acquired (A)        Owned
                               2. Trans-       Execution  3. Trans-         or Disposed of (D)             Following
                                  action       Date,         action         (Instr. 3, 4 and 5)            Reported
                                  Date         if any        Code        -----------------------------     Trans-
                                  (Month/      (Month/       (Instr. 8)                (A)                 action(s)
1. Title of Security              Day/         Day/       -------------     Amount     or     Price        (Instr.
   (Instr. 3)                     Year)        Year)       Code     V                  (D)                 3 and 4)
-----------------------------  ----------  ------------   ------  -----  ------------  ---  ----------  -----------
Nonvoting Common Stock          1/22/03                     S                5,112      D    $28.75          0

Nonvoting Common Stock          1/22/03                     S                 222       D    $29.00          0

Nonvoting Common Stock          1/22/03                     S                  40       D    $29.01          0



                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned






                               6. Ownership
                                  Form:
                                  Direct      7. Nature of
                                  (D) or         Indirect
                                  Indirect       Beneficial
1. Title of Security              (I)            Ownership
   (Instr. 3)                     (Instr. 4)     (Instr. 4)
-----------------------------  -------------  --------------
Nonvoting Common Stock                 I          (FN 1)

Nonvoting Common Stock                 I          (FN 1)

Nonvoting Common Stock                 I          (FN 1)




Reminder:  Report on a separate line for each class of securities    Page 1 of 4
           beneficially owned directly or indirectly.

 *  If the form is filed by more than one reporting person,      SEC 1474 (7-97)
    see Instruction 4(b)(v).

                                                                                                        5. Amount
                                                                                                           of Secu-
                                                                                                           rities
                                                                                                           Bene-
                                                                                                           ficially
                                           2A. Deemed                    4. Securities Acquired (A)        Owned
                               2. Trans-       Execution  3. Trans-         or Disposed of (D)             Following
                                  action       Date,         action         (Instr. 3, 4 and 5)            Reported
                                  Date         if any        Code        -----------------------------     Trans-
                                  (Month/      (Month/       (Instr. 8)                (A)                 action(s)
1. Title of Security              Day/         Day/       -------------     Amount     or     Price        (Instr.
   (Instr. 3)                     Year)        Year)       Code     V                  (D)                 3 and 4)
-----------------------------  ----------  ------------   ------  -----  ------------  ---  ----------  -----------
Nonvoting Common Stock         1/22/03                      S                10         D     $29.02            0

Nonvoting Common Stock         1/22/03                      S                20         D     $29.03            0

Nonvoting Common Stock         1/22/03                      S                10         D     $29.04            0

Nonvoting Common Stock         1/22/03                      S                10         D     $29.15            0

Nonvoting Common Stock         1/22/03                      S                10         D     $29.20            0

Nonvoting Common Stock         1/22/03                      S             621,188       D     $28.75        1,279,789

Nonvoting Common Stock         1/22/03                      S              25,930       D     $29.00        1,279,789

Nonvoting Common Stock         1/22/03                      S              4,160        D     $29.01        1,279,789

Nonvoting Common Stock         1/22/03                      S              1,190        D     $29.02        1,279,789

Nonvoting Common Stock         1/22/03                      S              1,880        D     $29.03        1,279,789

Nonvoting Common Stock         1/22/03                      S               590         D     $29.04        1,279,789

Nonvoting Common Stock         1/22/03                      S               790         D     $29.15        1,279,789

Nonvoting Common Stock         1/22/03                      S               890         D     $29.20        1,279,789




                               6. Ownership
                                  Form:
                                  Direct      7. Nature of
                                  (D) or         Indirect
                                  Indirect       Beneficial
1. Title of Security              (I)            Ownership
   (Instr. 3)                     (Instr. 4)     (Instr. 4)
-----------------------------  -------------  --------------
Nonvoting Common Stock                  I           (FN 1)

Nonvoting Common Stock                  I           (FN 1)

Nonvoting Common Stock                  I           (FN 1)

Nonvoting Common Stock                  I           (FN 1)

Nonvoting Common Stock                  I           (FN 1)

Nonvoting Common Stock                  I       (FNs 2 and 3)

Nonvoting Common Stock                  I       (FNs 2 and 3)

Nonvoting Common Stock                  I       (FNs 2 and 3)

Nonvoting Common Stock                  I       (FNs 2 and 3)

Nonvoting Common Stock                  I       (FNs 2 and 3)

Nonvoting Common Stock                  I       (FNs 2 and 3)

Nonvoting Common Stock                  I       (FNs 2 and 3)

Nonvoting Common Stock                  I       (FNs 2 and 3)



Reminder:  Report on a separate line for each class of securities    Page 2 of 4
           beneficially owned directly or indirectly.

 *  If the form is filed by more than one reporting person,      SEC 1474 (7-97)
    see Instruction 4(b)(v).

                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                                                   3A. Deemed
                                          2. Conver-                   Execu-                   5. Number of Deriv-
                                             sion or   3. Trans-       tion                        ative Securities
                                             Exercise     action       Date,     4. Transac-       Acquired (A) or
                                             Price of     Date         if any       tion Code      Disposed of (D)
                                             Deriv-       (Month/      (Month/      (Instr. 8)     (Instr. 3, 4, and 5)
1. Title of Derivative Security              ative        Day/         Day/      -------------  --------------------------
   (Instr. 3)                                Security     Year)        Year)      Code     V        (A)           (D)
----------------------------------------  -----------  ----------  ------------  ------  -----  ------------  ------------

Nonvoting Common                            $48.25         N/A                     N/A              N/A             N/A
Stock Warrants



                                                                                                              9. Number of
                                                                                                                 Derivative
                                                                                                                 Securities
                             6. Date Exercisable                                                                 Benefi-
                                and Expiration Date  7. Title and Amount of Underlying                           cially
                                (Month/Day/Year)        Securities (Instr. 3 and 4)                              Owned
                             ----------------------  ----------------------------------------  8. Price of       Following
                             Date                                                  Amount or      Derivative     Reported
1. Title of Derivative       Exercis-    Expiration             Title              Number of      Security       Transaction(s)
   Security (Instr. 3)       able        Date                                       Shares        (Instr. 5)     (Instr. 4)
---------------------------  ----------  ----------  ---------------------------  -----------  -------------  -----------------
Nonvoting Common              1/21/98    1/21/08      Nonvoting                     332,045                        332,045
Stock Warrants                                        Common Stock






                             10. Ownership
                                 Form of
                                 Derivative
                                 Securities:  11. Nature of
                                 Direct (D)       Indirect
                                 or Indirect      Beneficial
1. Title of Derivative           (I)              Ownership
   Security (Instr. 3)           (Instr. 4)       (Instr. 4)
---------------------------  --------------   ---------------
Nonvoting Common                     I       (FNs 2 and 3)
Stock Warrants



Explanation of Response:

(1) Chemical Investments Inc. ("CII") is the record owner of these shares. The Reporting Person is an Executive Vice President of CII. J.P. Morgan Partners
    (BHCA), L.P. ("JPM BHCA") has no pecuniary interest in the shares held by CII, a wholly owned subsidiary of J.P. Morgan Chase & Co.

(2) The amounts shown in lines 9 through 16 of Table I and line 1 of Table II represent the beneficial ownership of the Issuer's equity securities by JPM BHCA, a portion of which may be deemed attributable to the Reporting Person because the Reporting Person is an Executive Vice President of JPMP Capital Corp., the general partner of JPMP Master Fund Manager, L.P. ("MF Manager"), the general partner of JPM BHCA. The Reporting Person is also a limited partner of MF Manager. Dr. Blutt disclaims beneficial ownership of such securities except to the extent of his pecuniary interest in MF Manager. The Reporting Person resigned as director of the Issuer effective October 30, 2002.

(3) JPM BHCA and several other shareholders of the Issuer are party to an Amended and Restated Investors' Agreement (the "Agreement") pertaining to the voting and disposition of their respective shares. As a result thereof, the parties to the Agreement may constitute a "group" for purposes of the Securities Exchange Act of 1934, as amended. JPM BHCA and the Reporting Person disclaim beneficial ownership of the shares held by the other parties to the Agreement. According to the Form 424(b)(1) prospectus of the Issuer filed with the Securities and Exchange Commission on February 13, 2002, upon completion of the offering described in the prospectus, but prior to any exercise of the underwriters' over-allotment option, selling shareholders party to the Investors' Agreement other than JPM BHCA beneficially owned voting securities and warrants or other securities convertible into 24,196,509 shares (approximately 47.2%), and management and other individuals party to the Investors' Agreement and their affiliates beneficially owned voting securities and warrants or other securities convertible into voting securities, aggregating in excess of 4,101,420 shares (approximately 7.2%) of the voting securities of the Issuer.

     /s/ Mitchell J. Blutt                         1-24-2003
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date

------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                  Amount of
 Name and Address of            Designated       Statement         Deemed         Issuer Name,     Title of       Securities
  Reporting Person(1)            Reporter           for           Execution          Ticker        Security      Beneficially
                                               month/day/year   Date, if any       or Trading                       Owned
                                                               (month/day/year)      Symbol                       (following
                                                                                                                   reported
                                                                                                                 transaction(s)

------------------------------------------------------------------------------------------------------------------------------------
JPMP Master Fund         J.P. Morgan      January 22,        N/A           Fisher       Nonvoting    See Tables I and   See Table II
Manager, L.P.          Partners (BHCA),      2003                        Scientific    Common Stock         II             above
c/o J.P. Morgan              L.P.                                      International,                     above
Partners, LLC                                                           Inc. ("FSH")
1221 Avenue of the
Americas, 40th Floor
New York, NY 10020
------------------------------------------------------------------------------------------------------------------------------------
JPMP Capital                   J.P. Morgan      January 22,        N/A               Fisher       Nonvoting    See Tables I and II
Corporation                  Partners (BHCA),      2003                            Scientific    Common Stock         above
c/o J.P. Morgan                    L.P.                                          International,
Partners, LLC                                                                     Inc. ("FSH")
1221 Avenue of the
Americas, 40th Floor
New York, NY 10020
------------------------------------------------------------------------------------------------------------------------------------
J.P. Morgan Chase & Co.        J.P. Morgan      January 22,        N/A               Fisher       Nonvoting    See Tables I and II
270 Park Avenue              Partners (BHCA),      2003                            Scientific    Common Stock        above
35th Floor                         L.P.                                          International,
New York, NY 10017                                                                Inc. ("FSH")
------------------------------------------------------------------------------------------------------------------------------------
Chatham Ventures, Inc.       J.P. Morgan        January 22,        N/A               Fisher       Nonvoting    See Tables I and II
c/o J.P. Morgan            Partners (BHCA),        2003                            Scientific    Common Stock        above
Partners, LLC                    L.P.                                            International,
1221 Avenue of the                                                                Inc. ("FSH")
Americas, 40th Floor
New York, NY 10020
------------------------------------------------------------------------------------------------------------------------------------
Chemical                       J.P. Morgan      January 22,        N/A               Fisher       Nonvoting
Investments, Inc.            Partners (BHCA),      2003                            Scientific    Common Stock       - 0 -
380 Madison Avenue                 L.P.                                          International,
New York, NY  10017                                                               Inc. ("FSH")
------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------


 Name and Address of     Ownership      Nature of      Disclaims
  Reporting Person1        Form:        Indirect       Pecuniary
                        Direct (D)     Beneficial      Interest
                            or         Ownership1
                         Indirect
                           (I)

------------------------------------------------------------------
JPMP Master Fund        I            See                No
Manager, L.P.                        Explanatory
c/o J.P. Morgan                      Note 2 below
Partners, LLC
1221 Avenue of the
Americas, 40th Floor
New York, NY 10020
------------------------------------------------------------------
JPMP Capital                I         See                No
Corporation                           Explanatory
c/o J.P. Morgan                       Note 3 below
Partners, LLC
1221 Avenue of the
Americas, 40th Floor
New York, NY 10020
-----------------------------------------------------------------
J.P. Morgan Chase & Co.      I         See                No
270 Park Avenue                        Explanatory
35th Floor                             Note 4 below
New York, NY 10017
-----------------------------------------------------------------
Chatham Ventures, Inc.       I         See                No
c/o J.P. Morgan                        Explanatory
Partners, LLC                          Note 5 below
1221 Avenue of the
Americas, 40th Floor
New York, NY 10020
-----------------------------------------------------------------
Chemical                    D       See Explanatory      No
Investments, Inc.                    Note 6 below
380 Madison Avenue
New York, NY  10017
-----------------------------------------------------------------

Explanatory Note:

(1) The Designated Reporter is executing this report on behalf of all Reporting Persons, each of whom has authorized it to do so. Each of such Persons disclaims beneficial ownership of the securities to the extent it exceeds such Person's pecuniary interest therein.

(2) The amounts shown in lines 9 through 16 of Table I and line 1 of Table II represent the beneficial ownership of the Issuer's equity securities by J.P. Morgan Partners (BHCA), L.P. ("JPM BHCA"). A portion of the securities may be deemed attributable to the Reporting Person because the Reporting Person is the general partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.

(3) The amounts shown in lines 9 through 16 of Table I and line 1 of Table II represent the beneficial ownership of the Issuer's equity securities by JPM BHCA, a portion of which may be deemed attributable to the Reporting Person because the Reporting Person is the sole stockholder of JPMP Master Fund Manager ("MF Manager"), the general partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within JPM BHCA and MF Manager.

(4) The amounts shown in lines 1 through 8 of Table I represent the beneficial ownership of the Issuer's equity securities by Chemical Investments, Inc., a portion of which may be deemed attributable to the Reporting Person because it is (a) the sole stockholder of JPMP Capital Corporation (the general partner of MF Manager) and of Chatham Ventures, Inc., the limited partner of JPM BHCA, and (b) the sole stockholder of Chemical Investments, Inc. The actual pro rata portion of such beneficial ownership that may be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA and MF Manager.

(5) The amounts shown in lines 9 through 16 of Table I and line 1 of Table II represent the beneficial ownership of the Issuer's equity securities by JPM BHCA, a portion of which may be deemed attributable to the Reporting Person because it is the sole limited partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.

(6) The amounts shown in lines 9 through 16 of Table I and line 1 of Table II represent the beneficial ownership of the Issuer's equity securities by JPM BHCA. Chemical Investments, Inc. is an affiliate of JPM BHCA, but has no beneficial or pecuniary interest in the equity securities owned by JPM BHCA.

                                                                     Page 4 of 4